UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



05041286

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-3337

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALBERT FRIED & COMPANY, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 BROAD STREET
(No. and Street)

NEW YORK	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS ALBURTUS 212-422-7299
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARGOLIN, WINER & EVENS LLP
(Name – *if individual, state last, first, middle name*)

400 GARDEN CITY PLAZA	GARDEN CITY	NY	11530
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL


SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2005
WASH. D.C.
179

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ALBERT FRIED, JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALBERT FRIED & COMPANY, LLC, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Member

Title

ANTHONY KATSINGRIS
Notary Public, State of New York
No. 01KA4991153
Qualified in New York County
Commission Expires 01/27/2006



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ Operations.
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The report of ALBERT FRIED & COMPANY, LLC as of December 31, 2004 has been or will be made available to all members or allied members of their organization.



Member



Member

ALBERT FRIED & COMPANY, LLC

(a limited liability company)

FINANCIAL STATEMENTS

As of December 31, 2004


mwe

Margolin, Winer & Evens LLP

CERTIFIED PUBLIC ACCOUNTANTS



Margolin, Winer & Evens LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Accountants

To the Members
Albert Fried & Company, LLC

We have audited the accompanying statement of financial condition of Albert Fried & Company, LLC (a limited liability company) (the "Company") as of December 31, 2004, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Albert Fried & Company, LLC at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Margolin, Winer & Evens LLP

Garden City, New York
January 26, 2005

Headquarters
400 Garden City Plaza, Suite 500, Garden City, NY 11530-3317 Tel: 516 747-2000 Fax: 516 747-6707 www.mwellp.com

New York Office
330 Madison Avenue, 15th Floor, New York, NY 10017-5001 Tel: 212 973-1000 Fax: 212 973-1004 www.mwellp.com

ALBERT FRIED & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31,		2004
ASSETS		
Cash		$ 80,096
Cash Segregated for the Exclusive Benefit of Customers		8,603,392
Cash Segregated for the Exclusive Benefit of Introducing Brokers		796,342
Deposits with Clearing Organizations		3,860,000
Securities Borrowed (Notes 2 and 6)		18,391,500
Receivables from Brokers and Dealers (Notes 6 and 7)		14,123,123
Receivables from Customers (Note 6)		2,670,552
Securities Owned, at market value (Note 2):		
Obligations of U.S. government	$ 1,193,969	
Fixed income securities	126,362,417	
Equities	33,388,259	160,944,645
Exchange Memberships - owned by the Company, at cost (market value $9,450,000) (Note 2)		10,925,375
Loan Receivable (Note 3)		3,010,881
Accrued Interest and Dividends Receivable		752,659
Other Assets (Notes 2 and 4)		2,287,641
Total Assets		$ 226,446,206
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Bank loans and overdraft payable		$ 117,406
Securities sold not yet purchased, at market value (Notes 2 and 6)		8,209,867
Payable to customers		8,800,381
Payable to non customers (members of Albert Fried & Company, LLC)		6,094,867
Miscellaneous liabilities and accrued expenses		2,005,552
Total Liabilities		25,228,073
Commitments (Note 8)		-
Subordinated Borrowings (Note 5)		2,100,000
Members' Equity (Notes 1 and 9)		199,118,133
Total Liabilities and Members' Equity		$ 226,446,206

The accompanying notes are an integral part of this statement.

1. Organization

During fiscal year ended October 31, 1996, Albert Fried & Company, LLC (a limited liability company) (the "Company") was formed as a successor to Albert Fried & Co. (a limited partnership) to continue the business of its predecessor. The Company shall terminate no later than December 31, 2044. The liabilities of the members of the LLC are limited to their capital contribution.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the New York Stock Exchange, Inc., American Stock Exchange, LLC and the National Association of Security Dealers, Inc. The Company buys and sells securities for its own account and provides agency executions for its institutional and retail clients.

2. Accounting Policies

Securities transactions - Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expense reported on a trade date basis.

Trading securities owned or sold short are stated at quoted market values with unrealized gains or losses reflected in income.

Securities lending activities - Securities borrowed are reported as collateralized financing. Securities borrowed transactions require the Company to deposit cash with the lender. The Company monitors the market value of securities borrowed on a daily basis, with additional cash deposited or refunded as necessary.

Exchange memberships - Exchange memberships owned by the Company are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes that no such impairment in value occurred during 2004.

Income taxes - The proportionate share of the Company's income or loss is included in the tax return of each member. Accordingly, the Company is not required to provide for income taxes, with the exception of New York City Unincorporated Business Tax.

At December 31, 2004 the Company had a current tax liability of $92,000 resulting from current years taxable income after utilizing operating loss carryforwards of approximately $2,600,000.

Deferred unincorporated business taxes - Deferred taxes result from temporary differences in recognition of gains and losses on securities from applying different methods of valuing securities for tax and financial statement purposes.

At December 31, 2004 the Company has unrealized gains of $7,727,000 which resulted in a future tax liability of $310,000, which is included in miscellaneous liabilities and accrued expenses in the accompanying statement of financial condition. The provision for income taxes includes deferred income taxes of approximately $67,000.

Property, equipment and depreciation - Property and equipment are stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and the resulting gains or losses are included in income.

Property and equipment are being depreciated using a straight-line basis over their estimated useful lives.

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Loan Receivable

On or about December 13, 2000 and various dates thereafter the Company lent to an unrelated party approximately $9,700,000. In 2004, the Company recognized a loss on this loan, which amounted to $6,689,186.

4. Other Assets

Other assets consist of the following:

Exchange memberships - contributed for the use of the Company	$ 2,100,000
Other	187,641
	$ 2,287,641

5. Subordinated Borrowings

The borrowings under subordination agreements at December 31, 2004, represent exchange memberships contributed for the use of the Company of $2,100,000.

6. Financial Instruments With Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's securities activities involve executions, settlement and financing of various securities transactions involving off-balance sheet financial instruments. These activities may expose the Company to varying degrees of market risk. In addition, the Company may be exposed to credit risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations. At December 31, 2004, deposits for securities borrowed are held by two broker-dealers.

The Company records customer securities transactions on a settlement date basis, which is generally three business days after trade date. The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations.

The Company's financing and securities lending activities require the Company to pledge cash and securities as collateral for various secured financing sources such as bank loans and securities borrowed. In the event the counterparty is unable to meet its contractual obligation, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices.

Additionally, securities sold but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, and thereby create a liability to purchase the security in the market at prevailing prices. These transactions result in off-balance sheet risk since subsequent market fluctuations may require that the Company satisfy its obligations at amounts that exceed those recognized in the statement of financial condition. In many cases, the Company may limit its risk by holding offsetting security positions.

7. Derivative Financial Instruments

The Company's activities include the purchase and sale of commodity contracts such as metals and stock index futures which are derivative financial instruments. These derivatives are used for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value and any change in fair value is reflected in the accompanying statement of operations as gain or loss as it occurs.

8. Lease Commitments

The Company at December 31, 2004 is obligated under rental lease agreements requiring base rent and certain operating expenses, with varying expiration dates through March 30, 2010. Rent and certain operating expense escalations approximated $270,351 for the year ended December 31, 2004.

The aggregate base annual rentals for office space at December 31, 2004 are as follows:

2005	$ 113,750
2006	113,750
2007	113,750
2008	113,750
2009	113,750
Thereafter	28,437
	$ 597,187

9. Net Capital Requirement

As a registered broker-dealer and member of the New York Stock Exchange, Inc., the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (S.E.C. Rule 15c3-1) which specifies minimum net capital requirements. The Company has elected the "Alternative Net Capital Requirement" under paragraph (f) of this Rule which states that a broker-dealer that acts as a prime broker must maintain net capital, as defined, equal to the greater of $1,500,000 or 2% of aggregate debit items computed in accordance with the formula for Determination of Reserve Requirement for Brokers and Dealers (Rule 15c3-3). At December 31, 2004, the Company had net capital, as defined, of $157,311,516, which exceeded the minimum requirement by $155,811,516.

10. Customer Protection - Reserves and Custody of Securities

The Company, at December 31, 2004, had possession and control of all fully paid securities and excess margin securities and no instructions to reduce possession or control had been issued.

Cash of $8,603,392 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c 3-3 of the Securities and Exchange Commission.

11. Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.